                                                Filed Pursuant to Rule 424(b)(5)
                                               Registration File No.: 333-121067

PRICING SUPPLEMENT No. 8
to Prospectus Supplement dated May 18, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

                                764,498 YEELDS(R)
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H
    7.00% Yield Enhanced Equity Linked Debt Securities Due December 20, 2006
              Performance Linked to CarMax, Inc. (KMX) Common Stock

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series H, this pricing supplement and the accompanying prospectus supplement, dated May 18, 2005 (the "YEELDS prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the "MTN prospectus supplement") and the accompanying prospectus dated May 18, 2005 (the "base prospectus"). Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o INDEX STOCK ISSUER: CarMax, Inc.           o DENOMINATIONS: $26.58 and
("KMX"). KMX is not involved in this         integral multiples thereof.
offering and has no obligation with
respect to the notes.                        o PAYMENT AT MATURITY: On the
                                             stated maturity date, Lehman
o INDEX STOCK: The common stock of the       Brothers Holdings will pay you, per
index stock issuer.                          YEELDS, the lesser of:
                                             (1) the alternative redemption
o STATED MATURITY DATE: December 20,         amount; and
2006, subject to postponement if the         (2) $31.896
valuation date is postponed.
                                             Because the principal amount is
o VALUATION DATE: December 13, 2006,         equal to the initial value, the
subject to postponement if a market          equal to the initial value, the
disruption event occurs or if such day       alternative redemption amount per
is not a scheduled trading day, as           YEELDS will equal the settlement
described under the caption "Description     value.
of the Notes--Settlement value" on page
SS-12 of the YEELDS prospectus               The settlement value will be based
supplement.                                  upon the adjusted closing price of
                                             the index stock on the valuation
o DETERMINATION PERIOD: Five business        date, and shall generally be equal
days.                                        to the adjusted closing price
                                             multiplied by the multiplier, as
o COUPON RATE: 7.00% per annum.              described beginning on page PS-2 of
                                             this pricing supplement under
o COUPON PAYMENT DATES: Quarterly on the     "Settlement Value Based Upon
20th day of each March, June, September      Adjusted Closing Price".
and December, starting March, 20, 2006.
                                             o STOCK SETTLEMENT OPTION: Yes, at
o COUPON RECORD DATES: 15 calendar days      the option of Lehman Brothers
prior to each coupon payment date.           Holdings at maturity, as described
                                             under the caption "Description of
o PRINCIPAL AMOUNT: $26.58 per YEELDS        the Notes--Stock Settlement" on
and, in the aggregate, $20,320,356.84.       page SS-16 of the YEELDS prospectus
                                             supplement. Lehman Brothers
o LISTING: The YEELDS will not be listed     Holdings will provide the trustee
on any exchange.                             with not less than 15 calendar
                                             days' prior written notice if it
o EQUITY CAP PRICE: $31.896, which           elects the stock settlement option.
represents 120% of the initial value.
                                             o CUSIP NUMBER: 52520W606
o INITIAL VALUE: $26.58, which is the
average execution price per share for        o ISIN NUMBER : US52520W6066
the index stock that an affiliate of
Lehman Brothers Holdings paid to hedge
Lehman Brothers Holdings' obligations
under the notes.

    Investing in the notes involves risks. Risk Factors begin on page SS-6 of the YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                  Per YEELDS         Total
                                                  ----------   -----------------
Public offering price..........................   $ 26.5800    $20,320,356.8400
Underwriting discount..........................   $ 0.06645    $    50,800.8921
Proceeds to Lehman Brothers Holdings...........   $26.51355    $20,269,555.9479

                             ----------------------

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional 114,674 YEELDS on the same terms and conditions set forth above solely to cover over-allotments, if any.

                             ----------------------

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about December 19, 2005

                             ----------------------

                                 LEHMAN BROTHERS

December 12, 2005
"YEELDS" is a registered trademark of Lehman Brothers Inc.

               SETTLEMENT VALUE BASED UPON ADJUSTED CLOSING PRICE

Notwithstanding the statement in the YEELDS prospectus supplement in the first sentence under "Description of Notes--Settlement value" that the settlement value will be based upon the closing price of the index stock, in the case of the YEELDS offered hereby, the settlement value will be based upon the adjusted closing price of the index stock on the valuation date, and shall generally be equal to such adjusted closing price multiplied by the multiplier then in effect. Adjustments to the closing price will occur, as described below, if
CarMax, Inc. pays dividends on its shares of common stock during the term of the
YEELDS.

The adjusted closing price of CarMax, Inc. common stock on any scheduled trading day will equal the closing price of such common stock on such scheduled trading day, plus the dividend adjustment amount (which may be a negative number) in effect on such scheduled trading day. The dividend adjustment amount shall initially be zero.

The "base dividend" shall be $0.00, the amount of the quarterly dividend per share of common stock most recently paid by CarMax, Inc. prior to the date of this pricing supplement. The base dividend is subject to adjustment in the event of certain events affecting the shares of common stock of CarMax, Inc. such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment. If the calculation agent determines in its sole and absolute discretion that CarMax, Inc. has failed to declare or make a quarterly dividend payment, the effective adjustment date for adjusting the dividend adjustment amount will be the first business day immediately following April 27, 2006, July 27, 2006, October 27, 2006 and the
valuation date, as applicable.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of CarMax, Inc. common stock are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment) from CarMax,
Inc., the dividend adjustment amount then in effect shall be increased on the effective adjustment date by an amount equal to the new dividend. Any such upward adjustment to the dividend adjustment amount may increase the amount you receive upon maturity.

The dividend adjustment amount in effect at any time shall be adjusted in the event of certain events affecting the shares of common stock of CarMax, Inc., such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment.

You may call Lehman Brothers Inc. at 212-526-0905 to obtain the current value of the dividend adjustment amount.

                                      PS-2

                     EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date. In each of these examples it is assumed that CarMax, Inc. does not pay any cash dividends on its shares of common stock during the term of the YEELDS.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $20.00:

As a result, because the settlement value of $20.00 is less than $31.896, on the stated maturity date, you would receive $20.00 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date the number of shares of the index stock and cash having a value on the valuation date equal to $20.00 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, one share of index stock, plus accrued but unpaid coupon payments.

EXAMPLE 2. ASSUMING THE SETTLEMENT VALUE IS $30.00:

As a result, because the settlement value of $30.00 is less than $31.896, on the stated maturity date, you would receive $30.00 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $30.00 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, one share of index stock, plus accrued but unpaid coupon payments.

EXAMPLE 3. ASSUMING THE SETTLEMENT VALUE IS $40.00:

As a result, because $31.896 is less than the settlement value of $40.00, on the stated maturity date, you would receive $31.896 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $31.896 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, $31.896 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per
YEELDS, basis. For example, if you held 764,498 YEELDS, you would receive on the stated maturity date in total, 609,610 shares of index stock plus $28.20 in cash, plus accrued but unpaid coupon payments.

To the extent the actual settlement value differs from the values assumed above or that CarMax, Inc. begins to pay cash dividends, the results indicated above would be different.

                                      PS-3

                       INDEX STOCK ISSUER AND INDEX STOCK

CARMAX, INC.

Lehman Brothers Holdings has obtained the following information regarding
CarMax, Inc. from CarMax, Inc.'s reports filed with the SEC.

CarMax, Inc. is the nation's largest specialty retailer of used cars and light trucks. CarMax, Inc. purchases, reconditions, and sells used vehicles through a total of 58 used car superstores. In fiscal 2005, used vehicles represented 92%
of the total vehicle units sold by the company. In addition, the company also sells new vehicles under various franchise agreements and has a total of 7 new car franchises.

CarMax, Inc. began operations in 1993 under the ownership of Circuit City
Stores, Inc. On February 7, 1997, Circuit City completed an initial public offering of CarMax Group common stock, and on October 1, 2002, the CarMax business was separated from Circuit City and as a result of the separation,
CarMax, Inc. became an independent, separately traded public company.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE INDEX STOCK

The shares of common stock of CarMax, Inc. are listed on The New York Stock
Exchange under the symbol "KMX".

The following table presents the high and low closing prices for the shares of common stock of CarMax, Inc., as reported on The New York Stock Exchange during each fiscal quarter in 2002, 2003, 2004 and 2005 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2002,
2003, 2004 and 2005 (through the date of this pricing supplement).

It is impossible to predict whether the price of the index stock will rise or fall. The historical prices of the index stock are not indications of future performance. Lehman Brothers Holdings cannot assure you that the prices of the index stock will remain at, or increase above, the initial value; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-4

                                                 HIGH        LOW     PERIOD END
                                               --------   --------   ----------
2002
  First Quarter..............................   $29.40     $19.81      $25.86
  Second Quarter.............................    33.30      21.15       21.65
  Third Quarter..............................    21.10      13.60       16.05
  Fourth Quarter.............................    20.40      13.87       17.88

2003
  First Quarter .............................   $19.08     $12.65      $14.57
  Second Quarter.............................    31.60      14.25       30.15
  Third Quarter..............................    39.13      30.06       32.66
  Fourth Quarter.............................    39.25      29.15       30.93

2004
  First Quarter .............................   $35.39     $27.20      $29.20
  Second Quarter.............................    30.26      21.04       21.87
  Third Quarter..............................    21.60      18.45       21.55
  Fourth Quarter.............................    31.05      22.19       31.05

2005
  First Quarter .............................   $33.60     $28.38      $31.50
  Second Quarter ............................    31.50      24.74       26.65
  Third Quarter .............................    32.06      25.93       31.27
  Fourth Quarter (through the date of this
    pricing supplement) .....................    31.16      26.45       26.59

                                      PS-5

                              HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date and
(b) CarMax, Inc. does not pay any cash dividends on its shares of common stock during the term of the YEELDS:

o    the percentage change from the issue price to the hypothetical settlement value on the valuation date;

o    the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

o    the hypothetical total amount payable per YEELDS on the stated maturity date;

o    the hypothetical total annualized yield on the YEELDS on the stated
     maturity date; and

o    the hypothetical total annualized yield from direct ownership of the index stock.

                        PERCENTAGE
                      CHANGE FROM THE     TOTAL COUPON                            HYPOTHETICAL
                      ISSUE PRICE TO    PAYMENTS PAID OR      HYPOTHETICAL      TOTAL ANNUALIZED      HYPOTHETICAL
   HYPOTHETICAL      THE HYPOTHETICAL     PAYABLE ON OR      AMOUNT PAYABLE    YIELD ON THE NOTES   TOTAL ANNUALIZED
 SETTLEMENT VALUE       SETTLEMENT         BEFORE THE        PER YEELDS ON        ON THE STATED       YIELD FROM
      ON THE           VALUE ON THE      STATED MATURITY       THE STATED         MATURITY DATE     DIRECT OWNERSHIP
  VALUATION DATE      VALUATION DATE     DATE PER YEELDS    MATURITY DATE (1)     PER YEELDS (2)     OF INDEX STOCK
 ----------------    ----------------   -----------------   -----------------  -------------------  ----------------

      $15.948              -40%              $1.8658             $15.948              -33.9%              -39.9%
       21.264              -20                1.8658              21.264              -13.3               -20.0
       23.922              -10                1.8658              23.922               -3.1               -10.0
       26.580                0                1.8658              26.580                7.2                 0.0
       29.238               10                1.8658              29.238               17.4                10.0
       31.896               20                1.8658              31.896               27.6                19.9
       37.212               40                1.8658              31.896               27.6                39.9
       42.528               60                1.8658              31.896               27.6                59.8
       47.844               80                1.8658              31.896               27.6                79.7
       53.160              100                1.8658              31.896               27.6                99.6

-----------------

(1)  Excludes accrued but unpaid coupon payments payable on the stated maturity date.

(2)  The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
     maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

                                      PS-6

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated
on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement.
After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to 114,674 additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be approximately $23,368,392,
$58,421 and $23,309,971, respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about December 19, 2005, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

An affiliate of Lehman Brothers Holdings has entered into a swap transaction in connection with the YEELDS and has received customary compensation for that transaction.

                                      PS-7

                                764,498 YEELDS(R)

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

    7.00% YIELD ENHANCED EQUITY LINKED DEBT SECURITIES DUE DECEMBER 20, 2006
              PERFORMANCE LINKED TO CARMAX, INC. (KMX) COMMON STOCK

                             ----------------------

                               PRICING SUPPLEMENT
                                DECEMBER 12, 2005

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 18, 2005,

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 18, 2005 AND

                                   PROSPECTUS
                               DATED MAY 18, 2005)

                             ----------------------

                                 LEHMAN BROTHERS